UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reverse Stock Split

As disclosed earlier, on February 4, 2026, the shareholders of Davis Commodities Limited (the “Company”) approved, among other things, a share consolidation of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”), with the specific ratio to be determined by the board of directors of the Company (the “Board”) (the “Reverse Split”).

On February 5, 2026, the Board approved the Reverse Split at a ratio of 20-for-1. Pursuant to the Board resolutions, each 20 issued and unissued Class A Ordinary Shares will be consolidated into one Class A Ordinary Share, and each 20 issued and unissued Class B Ordinary Shares will be consolidated into one Class B Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share and each Class B Ordinary Share will be changed from $0.000000430108 each to $0.00000860216 each. All fractional shares resulting from the Reverse Split will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number.

The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “DTCK” and are expected to begin trading on a split-adjusted basis when the market opens on March 9, 2026. The new CUSIP number for the Class A Ordinary Shares following the Reverse Split will be G2677P113.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: March 2, 2026

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